CATLIN

RECEIVED

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

07024081

Catlin Group Limited

Cumberland House, 6th Floor
1 Victoria Street
Hamilton HM 11
Bermuda

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Tel (441) 296-0060
Fax (441) 296-6016

www.catlin.com

29 May 2007

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

SUPPL

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Result of AGM	25/05/2007
REG-Catlin Group Limited AGM Statement	25/05/2007

Yours faithfully,

Pramila Bharj
Encs.

PROCESSED
JUN 0 7 2007
THOMSON
FINANCIAL

REG-Catlin Group Limited AGM Statement
Released: 25/05/2007

RNS Number:2292X
Catlin Group Limited
25 May 2007

CATLIN GROUP LIMITED AGM STATEMENT

HAMILTON, Bermuda - The Board of Directors of Catlin Group Limited ('CGL': London Stock Exchange), the international specialty insurer and reinsurer, released the following statement at the conclusion of the Group's Annual General Meeting, held 24 May 2007 in Bermuda.

Current Trading

The Group performed strongly in the period ended 31 March 2007, reflecting generally positive market conditions and continued broker support for Catlin's enlarged underwriting operations. Gross premiums written during the first quarter met the Group's targets and amounted to US$1.2 billion, compared with approximately US$500 million written by Catlin on a standalone basis in the first quarter of 2006. Margins should remain strong during the remainder of 2007, but there is expected to be modest pressure on pricing and volumes.

Business retention in the first quarter, following the acquisition of Wellington Underwriting plc, was consistent with the favourable experience reported by the Group during the January renewal season.

Gross premiums written in London were comparable to the combined volumes during the first quarter of 2006, whilst gross premium volume underwritten in Bermuda grew. The premium volume written by Catlin's international offices is on track with the published targets established by management. Catlin US continues to attract new underwriting teams and build new specialties, which will lead to increased premium volume during the second half of 2007.

Average weighted premium rates for catastropheexposed business increased by 3 per cent during the period ended 30 April 2007, whilst average weighted premium rates for non-catastrophe-exposed business decreased by 4 per cent. Overall, average weighted premium rates for all classes of business decreased by 1 per cent during the period ended 30 April 2007, which is in line with the Group's expectations. Rate adequacy continues to be good.

The Group's loss experience during the first quarter was benign, reflecting the relatively low incidence of catastrophic losses. Prior year reserves have developed according to expectations.

Operating expenditures were well within plan during the first quarter of 2007.

Investment Return

The Group's annualised investment return at 31 March 2007 amounted to 5.7 per cent, including unrealised gains resulting from the US bond rally in the early part of the year. The Group is currently reviewing its investment strategy in the light of the increase in its investment assets.

Other Developments

- The Group has established four new offices in continental Europe in 2007 in Paris, Barcelona, Zurich and Innsbruck.

- Catlin US's strategic growth continues with the addition of experienced underwriting teams specialising in equine, crisis management, inland marine and excess casualty business, all areas with which the Group has considerable experience. In addition, a new office in Cleveland, Ohio, has been established.

- A commercial motor insurance underwriting team has been recruited in London and will begin writing business for the Group in the autumn.

- Catlin is one of the inaugural participants in Lloyd's new reinsurance operation in China, Lloyd's Reinsurance Company (China) Ltd, which opened on 16 April in Shanghai.

Stephen Catlin, chief executive of Catlin Group Limited, said:

"We are very pleased with the performance of the enlarged Catlin Group during 2007. Both the pricing and volumes of business written have met our expectations At the same time, we have reinforced our commitment to disciplined underwriting.

"Whilst we expect continued downward pressure on rates for more classes of business throughout the remainder of 2007, we believe that underwriting margins are still robust. We are prepared for the onset of the Atlantic hurricane season, having substantially reduced our exposure to catastrophic events over the past 18 months.

"Following the Wellington acquisition, the Group has never been better positioned. During the first part of 2007, the Group has been strengthened by new underwriting teams joining in London, in the US and in the Group's international offices and by the recruitment of senior managers with a broad range of experience. The integration continues to be ahead of expectations, and we are on target to deliver at least the planned synergy savings.

"We look ahead to the remainder of 2007 and beyond with enthusiasm and confidence."

Catlin will release its financial results for the six months ending 30 June 2007 on Thursday 6 September 2007.

- ends -

For more information contact:

Media Relations:

James Burcke,	Tel:	+44 (0)20 7458 5710
Head of Communications, London	Mobile:	+44 (0)7958 767 738
	Email:	james.burcke@catlin.com
Liz Morley, Maitland	Tel:	+44 (0)20 7379 5151
	Email:	emorley@maitland.co.uk

Investor Relations:

William Spurgin,	Tel:	+44 (0)20 7458 5726
Head of Investor	Mobile:	+44 (0)7710 314 365
Relations, London	Email:	william.spurgin@catlin.com

Notes to editors:

1. Catlin Group Limited, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide through four underwriting platforms and an international network of offices. Catlin shares are traded on the London Stock Exchange (ticker symbol: CGL). More information about Catlin can be found at www.catlin.com.

2. On 18 December 2006, Catlin's offer to acquire Wellington Underwriting plc was declared unconditional. Combined, Catlin and Wellington underwrote gross premiums of US$2.7 billion during 2006 and produced net income of US$428.5 million. At 31 December 2006, Catlin's total assets amounted to US$8.8 billion and stockholders' equity amounted to US$2.0 billion.

3. Catlin's four underwriting platforms are:

- The Catlin Syndicate at Lloyd's of London (Syndicate 2003) is a recognised leader of numerous classes of specialty insurance and reinsurance. The Catlin

Syndicate is the largest at Lloyd's in 2007 based on premium capacity of£1.25 billion.

- Catlin Bermuda (Catlin Insurance Company Ltd.), which is a leading participant in the Bermuda market, underwriting a diversified portfolio of property treaty, casualty treaty, political risk and terrorism, and structured risk coverages.

- Catlin UK (Catlin Insurance Company (UK) Ltd.), which specialises in underwriting commercial non-life insurance for UK clients through a network of regional offices. It also writes other classes of business written by the Catlin Syndicate.

- Catlin US, which encompasses Catlin's operations based in the United States. Catlin US underwrites a wide variety of specialty property/casualty insurance and reinsurance products from a network of offices throughout the U.S.

4. Catlin's international network of offices allows the Group to diversify further its risk portfolio and to work more closely with local policyholders and brokers. Besides its offices in the UK, US and Bermuda, Catlin operates offices in Canada, Australia, Singapore, Malaysia, Hong Kong, China, Guernsey, Germany, Belgium, France, Spain, Switzerland and Austria.

END
AGMSEUSMISWSEDI

REG-Catlin Group Limited Result of AGM
Released: 25/05/2007

RNS Number:2296X
Catlin Group Limited
25 May 2007

RESULTS OF CATLIN GROUP LIMITED AGM VOTING

HAMILTON, Bermuda - All of the resolutions proposed at Catlin Group Limited's Annual General Meeting, held on Thursday 24 May 2007 in Bermuda, were duly passed by shareholders. Proxies were received in respect of 134,804,470 common shares, representing 53 per cent of the shares in issue.

The results of the proxy voting on each resolution were as follows:

	Resolution	Votes For	Proxy Holder's Discretion	Vote Agains
1.	To receive the Annual Report and Accounts	131,206,876	29,401	67,3
2.	To approve the Directors' Remuneration Report	127,619,527	29,401	6,973,0
3.	To re-appoint Pricewaterhouse Coopers LLP as Auditors	131,363,218	29,401	289,3
4.	To authorise the Board to establish auditors' remuneration	134,755,568	29,401	19,2
5.	To declare a final dividend	134,630,385	29,401	
6.	To re-elect Mr Stephen Catlin	134,625,623	29,401	128,3
7.	To re-elect Mr Christopher Stooke	134,625,623	29,401	128,3
8.	To elect Mr Alton Irby	134,769,782	29,401	2
9.	To elect Mr Kenneth Goldstein	134,769,782	29,401	2
10.	To authorise the Board to allot shares	134,763,602	29,401	11,4
11.	To disapply pre-emption rights in limited circumstances	134,754,569	29,401	13,6
12.	To authorise market purchases of shares in limited circumstances	134,561,483	189,943	53,0

A "Vote Withheld" is not a vote in law and is not counted in the votes "For" and "Against" a resolution.

Resolutions 1-10 were ordinary resolutions, and Resolutions 11 and 12 were special resolutions. A copy of the resolutions has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility at:

Financial Services Authority
25 The North Colonade
Canary Wharf
London E14 5HS

Following the approval of Resolutions 8 and 9 Alton Irby and Kenneth Goldstein have been appointed non-executive directors of Catlin Group Limited.

- ends -

For more information contact:

Media Relations:

James Burcke,	Tel:	+44 (0)20 7458 5710
Head of Communications, London	Mobile:	+44 (0)7958 767 738
	Email:	james.burcke@catlin.com
Liz Morley,	Tel:	+44 (0)20 7379 5151
Maitland	Email:	emorley@maitland.co.uk

Investor Relations:

William Spurgin,	Tel:	+44 (0)20 7458 5726
Head of Investor	Mobile:	+44 (0)7710 314 365
Relations, London	Email:	william.spurgin@catlin.com

Notes to editors:

1. Catlin Group Limited, headquartered in Bermuda, is an international specialist property/casualty insurer and reinsurer writing more than 30 classes of business worldwide through four underwriting platforms and an international network of offices. Catlin shares are traded on the London Stock Exchange (ticker symbol: CGL). More information about Catlin can be found at www.catlin.com.

2. On 18 December 2006, Catlin's offer to acquire Wellington Underwriting plc was declared unconditional. Combined, Catlin and Wellington underwrote gross premiums of US$2.7 billion during 2006 and produced net income of US$428.5 million. At 31 December 2006, Catlin's total assets amounted to US$8.8 billion and stockholders' equity amounted to US$2.0 billion.

3. Catlin's four underwriting platforms are:

- The Catlin Syndicate at Lloyd's of London (Syndicate 2003) is a recognised leader of numerous classes of specialty insurance and reinsurance. The Catlin Syndicate is the largest at Lloyd's in 2007 based on premium capacity of£1.25 billion.

- Catlin Bermuda (Catlin Insurance Company Ltd.), which is a leading participant in the Bermuda market, underwriting a diversified portfolio of property treaty, casualty treaty, political risk and terrorism, and structured risk coverages.

- Catlin UK (Catlin Insurance Company (UK) Ltd.), which specialises in underwriting commercial non-life insurance for UK clients through a network of regional offices. It also writes other classes of business written by the Catlin Syndicate.

- Catlin US, which encompasses Catlin's operations based in the United States. Catlin US underwrites a wide variety of specialty property/casualty insurance and reinsurance products from more than 15 offices.

4. Catlin's international network of offices allows the Group to diversify further its risk portfolio and to work more closely with local policyholders and brokers. Besides its offices in the UK, US and Bermuda, Catlin operates offices in Canada, Australia, Singapore, Malaysia, Hong Kong, China, Guernsey, Germany, Belgium, France, Spain, Switzerland and Austria.

END
RAGSEMSMISWSEII

END